-------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB NUMBER:     3235-0102
                                                       EXPIRES:     MAY 31, 2005
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE...64.5
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)

                            ELMER'S RESTAURANTS, INC.
                            -------------------------
                            (Name of Subject Company)

                            ELMER'S RESTAURANTS, INC.
                            -------------------------
                       (Names of Person Filing Statement)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                     2893932
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bruce N. Davis, CEO
                            Elmer's Restaurants, Inc.
                              11802 SE Stark Street
                                 P.O. Box 16938
                             Portland, OR 97292-0938
--------------------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed by Elmer's Restaurants, Inc. ("Elmer's") with the Securities and Exchange Commission on December 21, 2004 relating to the tender offer made by ERI Acquistion Corp. ("EAC") to acquire all of the issued and outstanding common shares of Elmer's not owned or controlled by EAC for a cash price of $7.50 per share. Elmer's is hereby amending only those sections of the initial Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the initial Schedule 14D-9 remain unchanged. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule 14D-9.

3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Section 3 is supplemented by adding the following paragraph:

         Jasper's Food Management, Inc. ("Jasper's") currently provides certain administrative and accounting services to Elmer's. Jasper's is owned by Bruce N. Davis, William W. Service, Corydon H. Jensen and certain other principals in EAC. Regardless of the outcome of the proposed tender offer by EAC, the business relationship between Elmer's and Jasper's will continue on the same terms as it existed before the tender offer was initiated.

6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Section 6 is amended in its entirety to read as follows:

         Except for the following transactions, there have been no transactions by Elmer's, its executive officers or directors involving Elmer's securities in the past 60 days:

o Elmer's issued an immaterial number of shares to a departing employee pursuant to the company's stock option plan.
o Elmer's shares held by Franklin Holdings LLC were distributed to its members (two of which are directors of Elmer's) as set forth in the acquiring group's Schedule 13D filed November 19, 2004.
o As disclosed in the Schedule TO/13E-3, each of the following directors and executive officers entered into an agreement with EAC on November 18, 2004 to contribute their respective shares owned or that may be acquired in Elmer's to EAC in exchange for shares in EAC.

         Name of Executive Officer/Director           Number of shares Involved*

         Thomas C. Connor                                       55,688
         Bruce N. Davis                                         145,603
         Corydon H. Jensen, Jr.                                 101,323
         Gerald A. Scott                                        40,804
         William W. Service                                     148,992
         Richard C. Williams                                    34,092
         Donald W. Woolley                                      55,687
         Dennis M. Waldron                                       2,000

         * Includes stock options to purchase Elmer's common stock within 60 days after November 19, 2004. The number of shares each named person has the right to acquire is as follows: Mr. Connor 16,476, Mr. Davis 78,829, Mr. Jensen 16,476, Mr. Scott 25,121, Mr. Service 79,229, Mr. Williams 16,476, Mr. Woolley 16,476 and Mr. Waldron 2,000.


7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Section 7 is amended in its entirety to read as follows:

         Elmer's is not engaged in or undertaking any negotiations in response to the proposed tender offer for the acquisition of its securities and has no plans, proposals, or is involved in any negotiations for such plans or proposals, that relate to or may result in any merger, reorganization or liquidation of Elmer's at this time. Although not negotiating with EAC, or entering into any agreement or understanding with EAC regarding any merger between EAC and Elmer's, Elmer's is aware that the intent of the tender offer by EAC is for the purpose of taking Elmer's private and Elmer's acknowledges that to complete such transaction EAC, as the controlling shareholder of Elmer's, may elect to merge Elmer's with and into EAC after the tender offer closes. If EAC controls at least 90% of the outstanding voting stock of Elmer's after the close of the tender offer, no approval by Elmer's or its remaining shareholders will be required to complete such a merger and any remaining shareholders of Elmer's after the close of the tender offer will no longer be shareholders in either EAC or Elmer's in the event of a merger.

         In response to the proposed tender offer by EAC, the board of directors adopted corporate resolutions recognizing the formation of EAC as a controlling shareholder for the purpose of taking Elmer's outside the scope of the Oregon Business Combination Act (the "Act"). The purpose of the Act is to hinder hostile takeovers by precluding any person owning more than 15% of the outstanding voting securities of a company (defined in the Act as an "interested shareholder") from completing a business combination with such company for a period of three (3) years after becoming an interested shareholder, unless the articles of incorporation of the company expressly state that the company is not subject to the Act (which Elmer's articles of incorporation do not), or the board of directors approve of the proposed business combination or approve the transaction resulting in the creation of the "interested shareholder." EAC is considered an "interested shareholder" under the Act. Without board action, EAC would be precluded from completing the transaction as presented to shareholders in its Schedule TO.

         Because of the board of directors' inherent conflict of interest, the board believes that it is in the best interest of Elmer's and the uninterested shareholders for the uninterested shareholders to have the opportunity, without influence from the board, to decide whether to tender their respective shares in the tender offer. The board also believes it is important for the uninterested shareholders to know that tendering their shares will likely result in EAC taking Elmer's private. If a majority of the uninterested shareholders tender their shares in the tender offer with the knowledge that the intent of the offeror is, and the likely result of such tender of shares will be, to take Elmer's private, then the practical effect of such tender of shares will result in the majority of the uninterested shareholders endorsing EAC's proposal to take Elmer's private.

         The board of directors does not believe it is appropriate under the circumstances to take a position regarding EAC's proposal and has endeavored not to unduly influence the decision of the uninterested shareholders. By adopting corporate resolutions recognizing the formation of EAC, the board merely provided EAC the opportunity to effect a merger between EAC and Elmer's at the close of the tender offer in the event the majority of the uninterested shareholders sanction the proposed going private transaction, as evidenced by tendering their shares in response to the tender offer.

         Elmer's is not involved in, or a party to, any plans, proposals or negotiations that relate to or may result in the purchase, sale or transfer of a material amount of assets of Elmer's, nor is Elmer's a party to, or involved in, any plans, proposals or negotiations that will result in a material change in the indebtedness or capitalization of Elmer's. Elmer's currently does not pay a dividend and it has no plans or proposals, nor is it a party to, or involved in, any negotiations, to change its current dividend policy.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ BRUCE N. DAVIS
--------------------------------------------------------------------------------
                                   (Signature)


          Bruce N. Davis, CEO and Chairman of the Board of Directors of
                            Elmer's Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name and Title)


                                January 28, 2005
--------------------------------------------------------------------------------
                                     (Date)